VIA COURIER

February 5, 2007

Strongbow Exploration Inc.
Suite 800 – 625 Howe Street
Vancouver, BC, Canada
V6C 2T6

Attention:  D. Grenville Thomas
                    Kenneth A. Armstrong

Dear Sirs/Mesdames:

Re:         Termination of Ulster Acquisition Agreement

Reference is made to the agreement dated February 12, 2004 (as amended August 20, 2004) between Tournigan Gold Corporation ("Tournigan") and Strongbow Exploration Inc. ("Strongbow") pursuant to which Tournigan purchased from Strongbow all of the issued and outstanding common shares of Ulster Minerals Limited ("Ulster") together with certain debts of Ulster payable to Strongbow (the "Ulster Acquisition Agreement").

The Ulster Acquisition Agreement provides, among other things, that Tournigan will issue 5,000,000 Tournigan common shares (the "Remaining Purchase Shares") to Strongbow upon a decision by Ulster or Tournigan to commence construction of commercial scale mining facilities on the "Properties" (as such term is defined in the Ulster Acquisition Agreement), and that Tournigan will pay to Strongbow the "SR Share of Tax Credit" (as such term is defined in the Ulster Acquisition Agreement) whenever Ulster applies the cumulative exploration expenditures disclosed as at the date of closing against its income.

The Ulster Acquisition Agreement further provides that Ulster must pay a 2% net smelter return royalty to Minco plc (the "NSR") in respect of the Curraghinalt property. To give effect to this provision, Ulster entered into a royalty agreement with Minco plc. dated December 13, 2004 (the "NSR Agreement").

We write to confirm our agreement to terminate the Ulster Acquisition Agreement effective as of the date hereof in consideration for the issuance to Strongbow of an aggregate of 500,000 common shares of Tournigan (the "Consideration Shares"). Without limiting the generality of the foregoing, in consequence of such termination, Tournigan shall not be required to issue the Remaining Purchase Shares or to pay the SR Share of Tax Credit to Strongbow.

The Consideration Shares will be issued as fully paid and non-assessable common shares of Tournigan, free of any liens, claims or encumbrances. The Consideration Shares will be subject to applicable securities law and stock exchange resale requirements, which requirements will not restrict resale for more than 4 months from the date of issue, and the share certificates evidencing the Consideration Shares will bear legends to this effect.

24TH Floor, 1111 West Georgia Street, Vancouver, B.C. V6E 4M3         Tel: 1 604 683 8320 Fax: 1 604 683 8340

We confirm that nothing in this agreement will affect Ulster’s obligations to Minco plc under the NSR Agreement.

This agreement is subject to the approval of the TSX Venture Exchange. Tournigan will use its reasonable best efforts to obtain such approval and to cause the Consideration Shares to be issued as soon as practicable following execution of this agreement.

This agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

If you are in agreement with the foregoing, please sign and return to Tournigan the enclosed copy of this letter.

Yours very truly,

TOURNIGAN GOLD CORPORATION

Per: "James Walchuck"
Authorized Signatory

Accepted and agreed to this 7th day of February, 2007.

STRONGBOW EXPLORATION INC.

Per: "Kenneth Armstrong"
Authorized Signatory